UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2024

Ken Tominaga
Chief Financial Officer
SFIDA X, Inc.
Sumitomo Fudouson Shinjuku Central
Park Tower, 11F, 6-18-1 Nishi-Shinjuku
Shinjuku-Ku, Tokyo 160-0023, Japan

Re: SFIDA X, Inc.
Draft Registration Statement on Form F-1
Submitted September 12, 2024
CIK No. 0002035964

Dear Ken Tominaga:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. Please tell us why you checked the box indicating that this is a delayed or continuous offering when it appears that you are conducting a firm commitment offering. Please advise or revise.
2. Please revise to include a brief description of the material terms of the representative's warrants. Refer to Item 501(b)(2) of Regulation S-K.

Risk Factors
If the voting power of our capital stock continues to be highly concentrated..., page 18

3. Please revise to disclose that under the Companies Act for so long as Mr. Sumita retains 90% of the total number of voting rights of all shareholders he will have the right to demand that all other shareholders sell their shares to him.

Business
Overview, page 45

4. Please revise to clarify how Berkley Consulting promotes the use of artificial intelligence as part of the services it provides.

Management
Stock Options, page 66

5. Please revise to include a description of the material terms of the Stock Acquisition Rights Allotment Agreement. Refer to Item 6.E.2 of Form 20-F.

Underwriting
Lock-Up Agreements, page 90

6. Please disclose the exceptions to the lock-up agreements with your directors, officers, and existing shareholders.

Notes to Consolidated Financial Statements
Note 17: Share-based compensation
(A) Share-based compensation, page F-19

7. We note from your table on page F-19 that the number of shares is 66,400 for the Second series stock option. Please explain why your table on page F-20 presents the number of shares as 36,000 for the Second series stock option.

(C) Share-based compensation expenses, page F-20

8. We note that for the Second series stock option, no compensation cost will be recognized until the IPO in the Japanese market has been achieved. Please revise to disclose the amount of compensation cost that you will recognize when the IPO has been achieved in the Japanese market.

Note 18: Revenue, page F-21

9. Please revise to disclose the amount of revenue recognized over time and at a point in time. Refer to ASC 606-10-50-5 and 55-91(f).

General

10. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Morgan Youngwood at 202-551-3479 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jeff Kauten at 202-551-3447 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: John A. Stapleton